UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 16, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quantum Fuel Systems Technologies Worldwide, Inc.

File No. 0-49629 - CF#26002

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Quantum Fuel Systems Technologies Worldwide, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 9, 2010.

Based on representations by Quantum Fuel Systems Technologies Worldwide, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through March 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel